

April 25, 2012

VIA E-Mail
Mr. Theodore E. Guth
Chief Financial Officer
Douglas Emmett, Inc.
808 Wilshire Boulevard, 2nd Floor
Santa Monica, California 90401

      Re: **Douglas Emmett, Inc.**
               Form 10-K for the year ended December 31, 2011
               Filed on February 24, 2012
               File No. 001-33106

Dear Mr. Theodore E. Guth:

We have reviewed your response letter dated April 19, 2012 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Funds From Operations, page 35

1.   We have considered your response to comment two and are unable to agree with treatment of the swap termination fees for FFO purposes. In future periodic filings, if you wish to continue adjusting for amortization of the impact of swap terminations, please label this measure as "Modified" or "Adjusted" FFO and provide reconciliation between this measure and FFO calculated consistent with the standards established by NAREIT.

Note 2 – Summary of Significant Accounting Policies

Investments In Real Estate, page F-9

2.	We have considered your response to comment four which includes your capitalization policy. Please expand your policy to also disclose the periods of capitalization including a discussion of when the capitalization period ends. Reference is made to paragraphs 835-20-25-2 and 3 and 970-340-25-8 of the Financial Accounting Standards Codification.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3629 if you have any questions.

			Sincerely,

			/s/ Kevin Woody

			Kevin Woody
			Branch Chief